FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/S/ SHOICHI AOKI
Shoichi Aoki
Executive Officer
General Manager of
Corporate Financial & Accounting Group

Date: February 17, 2009

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Changes in Directors

February 17, 2009

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki General Manager of Corporate Financial & Accounting Group (Tel: +81-75-604-3500)

Changes in Directors

This is to advise you that Kyocera Corporation (President: Makoto Kawamura) has unofficially decided to change its directors as set forth below in order to strengthen its management system:

1. Changes in titles

The following changes will be made effective as of April 1, 2009, pursuant to the approval of the board of directors at a meeting to be held on February 20, 2009.

Name	New Title	Former Title
Makoto Kawamura	Chairman of the Board and Representative Director	President and Representative Director President and Executive Officer

Tetsuo Kuba	President and Representative Director President and Executive Officer	Director Senior Managing Executive Officer

Tatsumi Maeda	Vice President and Representative Director Vice President and Executive Officer	Director Senior Managing Executive Officer

2. Retiring directors

The following directors are scheduled to resign from office of directors at the annual general meeting of shareholders to be held in June 2009.

Name	New Title	Former Title
Kensuke Ito	Advisor	Advisor and Director

Noboru Nakamura	Advisor	Chairman of the Board and Representative Director

* Noboru Nakamura will become Advisor and Director as of April 1, 2009, and is scheduled to resign from the office of director at the annual general meeting of shareholders to be held in June 2009.